                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                             (Amendment No. ____) *



                            Norwood Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 6695499 10 7
                    ---------------------------------------
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 9 pages

-----------------------                                  ---------------------
  CUSIP NO. 669549 10 7                13G               Page 2 of 9 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Wayne Bank Employee Stock Ownership Plan

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      24-0754330
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Pennsylvania

------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER             0
      SHARES                                          -------
                   -----------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER          59,051
     OWNED BY                                         -------
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER        0
    REPORTING                                         -------
                   -----------------------------------------------------------
      PERSON         8    SHARED DISPOSITIVE POWER     59,051
       WITH                                           -------
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            59,051
           -------
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.6%
          ----
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            EP

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 669549 10 7                13G               Page 3 of 9 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Russell L. Ridd

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ###-##-####
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER             2,013
      SHARES                                          -------
                   -----------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER          82,162
     OWNED BY                                         -------
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER        2,013
    REPORTING                                         -------
                   -----------------------------------------------------------
      PERSON         8    SHARED DISPOSITIVE POWER     82,162
       WITH                                           -------
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            84,175
           -------
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.5%
          ----
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 669549 10 7                13G               Page 4 of 9 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: John E. Marshall

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ###-##-####
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER             1,640
      SHARES                                          -------
                   -----------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER          66,171
     OWNED BY                                         -------
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER        1,640
    REPORTING                                         -------
                   -----------------------------------------------------------
      PERSON         8    SHARED DISPOSITIVE POWER     66,171
       WITH                                           -------
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            67,811
           -------
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.6%
          ----
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 669549 10 7                13G               Page 5 of 9 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Harold Shook

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      191-30-86008
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER             298
      SHARES                                          -------
                   -----------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER          60,391
     OWNED BY                                         -------
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER        298
    REPORTING                                         -------
                   -----------------------------------------------------------
      PERSON         8    SHARED DISPOSITIVE POWER     60,391
       WITH                                           -------
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            60,689
           -------
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.8%
          ----
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                            --------------------
                                                             Page 6 of 9 Pages
                                                            --------------------

                       Securities and Exchange Commission
                            Washington, D.C.  20549


Item 1(a)    Name of Issuer.
       Norwood Financial Corp.

Item 1(b)    Address of Issuer's Principal Executive Offices.
       717 Main Street
       Honesdale, Pennsylvania 18431

Item 2(a)    Name of Person(s) Filing.
       Wayne Bank Employee Stock Ownership Plan ("ESOP"), and the following individuals who serve as trustees of the trust established under the ESOP:
Russell L. Ridd, John E. Marshall, and Harold Shook.

Item 2(b)    Address of Principal Business Office.
       Same as Item 1(b).

Item 2(c)    Citizenship.
       See Row 4 of the second part of the cover page provided for each reporting person.

Item 2(d)    Title of Class of Securities.
       Common Stock, par value $.10 per share.

Item 2(e)    CUSIP Number.
       See the upper left corner of the second part of the cover page provided for each reporting person.

Item 3.      Check whether the person filing is a:


      (f)    [x]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

      (h)    [x]  Group, in accordance with Rule 13d-1(b)(l)(ii)(H).


      Item (a) (b) (c) (d) (e) (g) - not applicable.

                                                            --------------------
                                                             Page 7 of 9 Pages
                                                            --------------------


Item 4.      Ownership.
       (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

       (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

       (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5.      Ownership of Five Percent or Less of A Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Pursuant to Section 13.7 of the ESOP, Wayne Bank, acting as the ESOP
Committee, has the power to direct the receipt of dividends on shares held in the ESOP trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.

Item 8.   Identification and Classification of Members of the Group.
       This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing under the Item 3(h) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

Item 9.   Notice of Dissolution of Group.
       Not applicable.

Item 10.  Certification.
       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                            --------------------
                                                             Page 8 of 9 Pages
                                                            --------------------


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WAYNE BANK
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:


       /s/ Russell L. Ridd                                 January 28, 1997
       -----------------------------------------           ----------------
       Russell L. Ridd, as Trustee                         Date


       /s/ John E. Marshall                                January 28, 1997
       -----------------------------------------           ----------------
       John E. Marshall, as Trustee                        Date


       /s/ Harold Shook                                    January 28, 1997
       -----------------------------------------           ----------------
       Harold Shook, as Trustee                            Date



/s/ Russell L. Ridd                                        January 28, 1997
--------------------------------------------               ----------------
Russell L. Ridd, as an Individual Stockholder              Date


/s/ John E. Marshall                                       January 28, 1997
--------------------------------------------               ----------------
John E. Marshall, as an Individual Stockholder             Date


/s/ Harold Shook                                           January 28, 1997
--------------------------------------------               ----------------
Harold Shook, as an Individual Stockholder                 Date

                                                            --------------------
                                                             Page 9 of 9 Pages
                                                            --------------------
Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------


     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section
13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion that participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by
Section 404 of the Employee Retirement Income Security Act of 1974, as amended.